82-3138

BAE SYSTEMS

03 AUG 11 AM 7:21

PROCESSED
APR 16 2004
THOMSON FINANCIAL

SUPPL

03045694

With Compliments

BAE SYSTEMS plc Stirling Square 6 Carlton Gardens London SW1Y 5AD United Kingdom
Telephone +44 (0) 1252 373232 Fax +44 (0) 1252 383991

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

BAE SYSTEMS plc

2. Name of shareholder having a major interest

Barclays PLC via the following legal entities: Barclays Bank Trust Company Ltd; Barclays Private Bank Ltd; Barclays Global Investors Ltd; Barclays Global Investors Japan Investment Trust; Barclays Life Assurance Co Ltd; Barclays Global Investors Australia Ltd; Barclays Capital Securities Ltd; Barclays Private Bank and Trust Ltd; Barclays Bank PLC; Barclays Global Investors, N.A; Barclays Nikko Global Investors Ltd; Barclays Global Investors Japan Trust & Banking; Barclays Global Fund Advisers

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Chase Manhattan - 439,092
Chase Manhattan - 29,475,915
Bank of Ireland - 833,984
Barclays Capital Nominees Ltd - 948,570
Barclays Capital Securities Ltd - 129,381
Barclays Global Investors Japan - 32,954
Barclays Trust Co & Others - 55,368
Barclays Trust Co - 1,954
Barclays Trust Co - 23,429
Barclays Trust Co - 3,647
Barclays Trust Co - 198,878
Chase Manhattan - 48,799
Chase Manhattan - 498,184
Chase Manhattan - 865,260
Chase Manhattan - 1,162,451
Chase Manhattan - 2,374,338
Chase Manhattan - 2,775,340
Chase Manhattan - 212,580
Chase Manhattan - 368,075
Chase Manhattan - 26,211,150
Boston Safe Deposit and Trust - 685,394
Chase Manhattan Bank - 13,897,900

dw 4/15

Chase Manhattan Bank - 5,363,907
Chase Manhattan Bank - 1,582,562
Chase Manhattan Bank - 12,217,567
Chase Manhattan Bank - 2,602,872
Chase Manhattan Bank - 2,105,190
Chase Manhattan Bank - 43,696
Chase Manhattan - 1,496,827
Citibank N.A. - 328,740
Clydesdale Nominees - 987
Clydesdale Nominees - 900
Cydesdale Nominees - 839
Cydesdale Nominees - 815
Cydesdale Nominees - 1,532
Cydesdale Nominees - 1,136
Cydesdale Nominees - 751
Cydesdale Nominees - 879
Cydesdale Nominees - 1,651
Cydesdale Nominees - 729
Cydesdale Nominees - 2,143
Cydesdale Nominees - 1,030
Cydesdale Nominees - 2,242
Investors Bank and Trust Co - 296,475
Investors Bank and Trust Co - 44,175
Investors Bank and Trust Co - 26,085
Investors Bank and Trust Co - 57,527
Investors Bank and Trust Co - 328,125
Investors Bank and Trust Co - 1,593,468
Investors Bank and Trust Co - 297,468
Investors Bank and Trust Co - 168,578
Investors Bank and Trust Co - 1,644,218
Investors Bank and Trust Co - 41,998
Investors Bank and Trust Co - 81,566
JP Morgan Chase Bank - 815,017
JP Morgan Chase Bank - 557,966
JP Morgan Chase Bank - 88,913
JP Morgan Chase Bank - 39,122
JP Morgan Chase Bank - 347,820
JP Morgan Chase Bank - 529,900
JP Morgan Chase Bank - 412,311
JP Morgan Chase Bank - 439,516
JP Morgan Chase Bank - 69,090
JP Morgan Chase Bank - 366,553
JP Morgan Chase Bank - 330,410
JP Morgan Chase Bank - 60,823
JP Morgan Chase Bank - 127,715
JP Morgan Chase Bank - 94,015
JP Morgan Chase Bank - 43,740
JP Morgan Chase Bank - 33,436
JP Morgan Chase Bank - 1,326,959
JP Morgan Chase Bank - 38,835

JP Morgan Chase Bank - 32,370
JP Morgan Chase Bank - 165,122
Mellon - 461,320
Mitsubishi Trust International - 15,973
Mitsubishi Trust International - 31,325
Mitsubishi Trust International - 52,890
Mitsubishi Trust International - 93,284
Northern Trust Bank - 753,414
Northern Trust Bank - 445,433
State Street - 2,711
State Street - 78,996
State Street - 58,314
State Street - 78,821
State Street - 616
State Street Bank and Trust - 3,117,710
Sumitomo TB - 44,871
Sumitomo TB - 26,067
Sumitomo TB - 36,728
Sumitomo TB - 52,596
Swan Nominees Ltd - 45,899
Swan Nominees Ltd - 5,885
Zeban Nominees Ltd - 145,469

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 2.5 pence each

10. Date of transaction

Not disclosed. Figures given as at 25 July 2003

11. Date company informed

30 July 2003

12. Total holding following this notification

123,047,048 ordinary shares

13. Total percentage holding of issued class following this notification

4.02%

14. Any additional information

Notification received under s198 CA85

15. Name of contact and telephone number for queries

Ann-Louise Holding (01252) 373232

16. Name and signature of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary

Date of notification

31 July 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

BAE SYSTEMS plc

2. Name of shareholder having a major interest

Barclays PLC via the following legal entities: Barclays Bank Trust Company Ltd; Barclays Private Bank Ltd; Barclays Global Investors Ltd; Barclays Global Investors Japan Investment Trust; Barclays Life Assurance Co Ltd; Barclays Global Investors Australia Ltd; Barclays Capital Securities Ltd; Barclays Private Bank and Trust Ltd; Barclays Bank PLC; Barclays Global Investors, N.A; Barclays Nikko Global Investors Ltd; Barclays Global Investors Japan Trust & Banking; Barclasy Global Fund Advisers

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Chase Manhattan - 439,092
Chase Manhattan - 27,878,674
Bank of Ireland - 833,984
Barclays Capital Nominees Ltd - 940,402
Barclays Global Investors Japan - 32,954
Barclays Trust Co & Others - 53,186
Barclays Trust Co - 1,954
Barclays Trust Co - 23,429
Barclays Trust Co - 5,574
Barclays Trust Co - 201,231
Chase Manhattan - 48,799
Chase Manhattan - 498,184
Chase Manhattan - 865,260
Chase Manhattan - 1,162,451
Chase Manhattan - 2,374,338
Chase Manhattan - 2,775,340
Chase Manhattan - 200,525
Chase Manhattan - 349,137
Chase Manhattan - 26,999,268
Boston Safe Deposit and Trust - 685,394
Chase Manhattan Bank - 14,354,178
Chase Manhattan Bank - 5,383,867

Chase Manhattan Bank - 1,582,562
Chase Manhattan Bank - 12,318,838
Chase Manhattan Bank - 2,602,872
Chase Manhattan Bank - 2,075,954
Chase Manhattan Bank - 43,696
Chase Manhattan - 1,496,827
Citibank N.A. - 328,740
Clydesdale Nominees - 987
Clydesdale Nominees - 900
Cydesdale Nominees - 839
Cydesdale Nominees - 815
Cydesdale Nominees - 1,532
Cydesdale Nominees - 1,136
Cydesdale Nominees - 751
Cydesdale Nominees - 879
Cydesdale Nominees - 1,651
Cydesdale Nominees - 729
Cydesdale Nominees - 2,143
Cydesdale Nominees - 1,030
Cydesdale Nominees - 2,242
Investors Bank and Trust Co - 296,475
Investors Bank and Trust Co - 13,711
Investors Bank and Trust Co - 14,185
Investors Bank and Trust Co - 57,527
Investors Bank and Trust Co - 328,125
Investors Bank and Trust Co - 328,125
Investors Bank and Trust Co - 1,581,525
Investors Bank and Trust Co - 297,468
Investors Bank and Trust Co - 168,578
Investors Bank and Trust Co - 1,644,218
Investors Bank and Trust Co - 41,998
Investors Bank and Trust Co - 168,578
Investors Bank and Trust Co - 1,581,525
JP Morgan Chase Bank - 815,017
JP Morgan Chase Bank - 557,966
JP Morgan Chase Bank - 88,483
JP Morgan Chase Bank - 39,122
JP Morgan Chase Bank - 347,820
JP Morgan Chase Bank - 529,900
JP Morgan Chase Bank - 412,311
JP Morgan Chase Bank - 439,516
JP Morgan Chase Bank - 69,090
JP Morgan Chase Bank - 366,553
JP Morgan Chase Bank - 330,410
JP Morgan Chase Bank - 60,823
JP Morgan Chase Bank - 127,715
JP Morgan Chase Bank - 94,015
JP Morgan Chase Bank - 43,740
JP Morgan Chase Bank - 33,436
JP Morgan Chase Bank - 1,326,959

JP Morgan Chase Bank - 38,835
JP Morgan Chase Bank - 32,370
JP Morgan Chase Bank - 165,122
Mitsubishi Trust International - 15,973
Mitsubishi Trust International - 31,325
Mitsubishi Trust International - 52,890
Mitsubishi Trust International - 93,284
Northern Trust Bank - 753,414
Northern Trust Bank - 445,433
State Street - 2,711
State Street - 78,996
State Street - 58,314
State Street - 72,068
State Street - 616
State Street Bank and Trust - 3,117,710
Sumitomo TB - 44,871
Sumitomo TB - 26,067
Sumitomo TB - 36,728
Sumitomo TB - 52,596
Swan Nominees Ltd - 47,643
Swan Nominees Ltd - 5,885
Zeban Nominees Ltd - 159,391

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 2.5 pence each

10. Date of transaction

Not disclosed. Figures given as at 14 July 2003

11. Date company informed

21 July 2003

12. Total holding following this notification

122,112,411 ordinary shares

13. Total percentage holding of issued class following this notification

3.99%

14. Any additional information

Notification received under s198 CA85

15. Name of contact and telephone number for queries

Ann-Louise Holding (01252) 373232

16. Name and signature of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary

Date of notification

22 July 2003